UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2010

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE GROUP REPORTS 2010 FIRST QUARTER RESULTS

UNDER IFRS

•

OTE Group achieves a resilient first quarter

o

Limited revenue drop

o

Solid profitability

•

Greek mobile operations bucking the trend

•

Full-year outlook impacted by economic and fiscal environment

•

Focus on cash generation and preservation to protect longer term competitiveness

ATHENS, Greece – May 12, 2010 – Hellenic Telecommunications Organization SA     (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced unaudited consolidated results (prepared under IFRS) for the quarter ended March 31, 2010:

(€ mn)	Q1’10	Q1’09***	% Change
Revenues	1,409.3	1,454.5	-3.1%
EBITDA*	478.7	731.1	-34.5%
as % of Revenues	34.0%	50.3%	-16.3pp
Pro forma** EBITDA	515.9	543.5	-5.1%
as % of Revenues	36.6%	37.4%	-0.8pp
Operating Income (EBIT)	201.8	453.3	-55.5%
Net Income	65.8	268.5	-75.5%
Basic EPS (€)	0.1342	0.5478	-75.5%
CAPEX	191.3	221.4	-13.6%
Cash flow from operations	202.9	310.8	-34.7%

      * See Exhibit VIII

                                   ** Excluding impact of Voluntary Retirement Programs

                                   *** Reclassified (See Exhibit IX)

Commenting on the first quarter, Panagis Vourloumis, Chairman & CEO, noted:

“Despite the negative economic conditions in Greece and the challenging environment in our other markets, OTE put in a resilient performance in the first three months of the year, containing the rate of revenue erosion to its lowest level in five quarters. As Greek businesses and consumers adapt to the austerity measures of the new economic rescue plan, we are likely to see an increase in disconnections and a slowdown in telecoms spending. Though we will continue our efforts to defend our market positions, we consider that we will not be able to maintain the rate of revenue decline and profitability at the first quarter levels for the full year.”  Mr. Vourloumis added:  “As one of the largest and most visible companies in the Greek market, OTE is doing its part to help the recovery of the country’s economy.  In doing so, we will do everything it takes to see that the long-term interests of all our stakeholders, without exception, are protected.”

FINANCIAL HIGHLIGHTS

BREAKDOWN OF GROUP REVENUES

(€ mn)	Q1’10	Q1’09	% Change
Fixed Line Operations, Greece	560.6	605.0	-7.3%
Fixed Line Operations, Romania	194.8	201.4	-3.3%
Mobile Operations, Greece	464.7	456.7	1.8%
Mobile Operations, International	247.4	264.6	-6.5%
Others	104.6	96.4	8.5%
Intragoup eliminations	(162.8)	(169.6)	-4.0%
TOTAL	1,409.3	1,454.5	-3.1%

Facing challenging economic conditions, intense competition and lower consumer spending across all countries in which it operates, the OTE Group managed to keep revenue erosion under control. On a comparable basis (i.e. excluding Q1’09 revenues of Cosmofon and Q1’10 revenues of Zapp in Romania), Group revenues were down only 2.7% compared to Q1’09, primarily reflecting better performance of mobile operations, notably in Greece.

Total Operating Expenses excluding depreciation & amortization amounted to €930.6mn in Q1’10.  Excluding the Q1’ 09 reversal of voluntary retirement costs as a result of the contribution by the Greek State of a 4% stake in OTE to the IKA pension fund, and adjusting for other early retirement charges, total Operating Expenses declined by 1.9% from the comparable 2009 quarter, mainly reflecting lower charges from domestic telephony operators and a drop in Other operating expenses.

In Q1’10, Payroll and Employee Benefits (including provisions for staff retirement indemnities and youth account) were roughly unchanged, as the decrease in the number of Group employees offset increases in salary and benefits.

Cash provided by operating activities was affected by a special tax contribution of €113.1 million. Excluding this payment, operating cash flow improved in the quarter.

Capital expenditures decreased in Q1’10, reflecting lower investments at all operating units, notably mobile operations. Total CAPEX as a percentage of Group revenues in Q1’10 was 13.6%, as compared to 15.2% in Q1’09. Capital expenditure for the Greek fixed-line, Romania fixed-line and for mobile operations amounted to €45.3mn, €40.4mn and €99.4mn, respectively.

OTE Group debt outstanding breaks down as follows:

(€ mn)	Mar 31, 2010	Dec 31, 2009
Short-Term:
- Bank loans	3.3	3.3
Medium & Long-term:
- Bonds	4,880.2	4,876.5
- Bank loans	543.9	542.1
Total Indebtedness	5,427.4	5,421.9
Cash and Cash equiv.	878.5	868.8
Net Debt	4,548.9	4,553.1

1.

FIXED LINE OPERATIONS, GREECE

ACCESS LINES & TRAFFIC STATISTICS

	Mar 31, 2010	Mar 31, 2009	% Change
PSTN lines	3,688,359	4,027,567	-8.4%
ISDN, 64kb equiv. lines	1,182,804	1,254,110	-5.7%
Total lines (channels)	4,871,163	5,281,677	-7.8%
of which Wholesale line rental	51,067	-	-
ADSL subscribers	1,148,952	1,028,360	+11.7%
Unbundled local loops	1,140,501	770,506	+48.0%

(min, mn)	Mar 31, 2010	Mar 31, 2009	% Change
Local	2,462.6	2,644.3	-6.9%
National Long-distance	458.4	486.3	-5.7%
International Long-distance	62.2	57.3	+8.6%
Fixed-to-Mobile	349.7	381.6	-8.4%
Special Calls	31.2	38.1	-18.1%
Total Voice traffic	3,364.1	3,607.6	-6.7%
Subscription Dial-up Internet	168.2	390.3	-56.9%

In the first quarter of 2010, OTE’s fixed-line operations in Greece experienced the loss of over 120,000 PSTN and ISDN lines, a sharp increase in the rate of disconnection compared to prior quarters. This deterioration occurred as a growing number of subscribers switched to competitor offers of inexpensive voice-only packages taking advantage of local loop unbundling (LLU). In the current regulatory environment, notwithstanding continued efforts to promote its recently launched flat-rate voice bundle packages, OTE is not in a position to match offers that prove particularly attractive to the growing numbers of price-sensitive consumers.

As voice-only offers, rather than broadband or double-play packages, emerge as a major driver behind LLU growth, OTE is taking appropriate action to identify and retain those customers who are most likely to migrate to competitive offers. These initiatives, which result in an immediate reduction in ARPU, are aimed at controlling line losses and preserving future upselling potential; initial results have been encouraging. OTE is also pursuing efforts seeking to reduce regulatory clearance timeframes, so as to be able to offer pricing solutions compatible with the current demanding economic circumstances of the Greek consumer.

The total Greek ADSL broadband market reached nearly 2.3 million subscribers at the end of March 2010, compared to about 1.8 million one year earlier. Total net additions were over 145,000 in the quarter, though this number includes voice-only LLU subscribers. During the quarter, OTE retail broadband net additions were above 33,000.

In February, OTE for the first time introduced a fixed-price triple-play bundle (voice, internet, TV), which was well received. In March, OTE began streamlining its ADSL offering, with only two access speeds (2Mbps and up to 24Mbps) and upgrades offered to customers at no additional cost. As a result, the Conn-x DP8 double-play offer bundling broadband internet and telephony launched in the previous quarter is now available at speeds up to 24Mbps and had attracted more than 72,500 subscribers, as of the end of March.

The availability of OTE Pay-TV serviced has expanded to most of the major urban areas countrywide and IPTV customers were 23,432 at the end of Q1’10.

In the business segment, OTE continued to face intense price competition, particularly in voice and connectivity services, but successfully maintained its positions in data services and network integration. In the current economic context, business customers across the full spectrum are reviewing their full telecommunications infrastructures, disconnecting unutilized or underutilized lines, and postponing or canceling all but the most mission-critical projects.  Against this backdrop, OTE managed to maintain its business data and systems integration revenues in line with the high level achieved in the first quarter of 2009, but experienced a slowdown in broadband access (Conn-X@Work). Large-scale corporate projects, in some cases scaled down compared to initial specifications, remain a key performance driver for OTE’s business customer-facing operations.

SUMMARY FINANCIAL DATA

(€ mn)	Q1’10	Q1’09**	% Change
Revenues	560.6	605.0	-7.3%
- Basic Monthly Rentals	132.1	147.4	-10.4%
- Fixed-to-fixed calls	93.4	103.2	-9.5%
- Fixed-to-mobile calls	30.9	42.4	-27.1%
- International	37.3	39.7	-6.0%
- Other	266.9	272.3	-2.0%
EBITDA	153.7	390.7	-60.7%
as % of revenues	27.4%	64.6%	-37.2pp
Pro Forma* EBITDA	185.2	199.8	-7.3%
as % of revenues	33.0%	33.0%	0.0pp
Operating Income (EBIT)	57.8	281.1	-79.4%
Voluntary Retirement costs/(reversals)	31.5	(190.9)	-
Depreciation & Amortization	95.9	109.6	-12.5%

                                    * Excluding impact of Voluntary Retirement Programs

                                   ** Reclassified (See Exhibit IX)

In Q1’10, revenues from monthly rentals posted another sharp drop, reflecting line disconnections, while fixed-to-mobile revenues declined in line with mobile termination rate cuts. ADSL and LLU revenues posted solid increases, reflecting growth in the broadband and voice-only LLU segments.

Total operating expenses excluding retirement programs and depreciation & amortization were down 7.4% in the quarter, reflecting a slight drop in personnel expenses and a double-digit decline in other operating expenses.  As a result, pro forma EBITDA, as a percentage of revenues, remained unchanged quarter on quarter.

2.

FIXED LINE OPERATIONS, ROMANIA

SUMMARY FINANCIAL & ACCESS LINE DATA

	Mar 31, 2010	Mar 31, 2009	% Change
Fixed Telephony Lines	2,700,587	2,933,099	-7.9%
DSL and mobile data subscribers	830,623	701,173	+18.5%
TV subscribers (DTH & IPTV)	893,757	724,545	+23.4%

(€ mn)	Q1’10	Q1’09	% Change
Revenues	194.8	201.4	-3.3%
EBITDA	59.3	74.3	-20.2%
as % of revenues	30.4%	36.9%	-6.5pp
Pro Forma* EBITDA	62.4	77.6	-19.5%
as % of revenues	32.0%	38.5%	-6.5pp
Operating Income (EBIT)	3.3	13.7	-75.9%
Voluntary Retirement costs/(reversals)	3.1	3.3	-6.1%

                                    * Excluding impact of Voluntary Retirement Programs

While the situation in Romania is starting to show signs of stabilization, the economy remains hindered by the impact of the 2009 crisis, including a sharp increase in unemployment. Despite these unfavorable circumstances, RomTelecom managed to contain the fall in its revenues to only 3.3% in Q1’10 compared to the same period last year. The quarter’s revenue decline primarily reflected a 12% decrease in traditional voice services, due to a 4% drop in ARPU and a line loss of nearly 8% compared to Q1’09.

RomTelecom's strategy aims at offsetting the drop in traditional telephony revenues through growth in new areas, notably broadband and satellite TV. The year-on-year drop in the number of traditional voice-only customers was more than offset by growth in other revenue-generating units (RGUs, defined as PSTN lines, xDSL and TV subscriptions); as of the end of Q1’10, RomTelecom achieved a 3% increase in RGUs to nearly 4.5 million. As the number of xDSL customers grew 13% compared to Q1’09, penetration exceeded 29% of all PSTN subscribers, while related revenues were up 8%. Similarly, the number of direct-to-home TV subscribers rose 23% exceeding 890,000, representing PSTN penetration of 33% and generating a 55% increase in related revenues compared to Q1’09.

RomTelecom is rolling out an array of new-generation products to match or surpass the offering of its competitors. In broadband, for instance, the company is implementing a cost-effective solution providing speeds of up to 100 Mbps in targeted areas. Its recently introduced IPTV platform with interactive video-on-demand capability had already attracted over 4,000 triple- play customers (VoIP, High-speed Internet and IPTV) by the end of Q1’10, while its new very-high-speed (20-30 Mbps) VDSL internet service had been adopted by over 8,000 customers as of that date in the ten cities where it is available currently.  Finally, through its CDMA network, RomTelecom offered services to over 40,000 subscribers at March 31, 2010, approximately 50% more than at the end of 2009.

RomTelecom offers value-added services to its business customers as well.  As of the end of March 2010, it managed a total of 18,000 PCs, nearly double the number under management at the beginning of the year. RomTelecom also became the first operator from Central and Eastern Europe to obtain Cisco Managed Services Channel Partner certification.

Finally, to accelerate penetration of the high-speed internet segment, RomTelecom launched a second-brand strategy under the NextGen name.

RomTelecom once again intensified its cost-control initiatives. The 6.6% increase in its operating expenses excluding depreciation and amortization compared to Q1’09 reflects the quadrupling of its content costs and doubling of bad debt provisions, while most other expense categories were down.

In January 2010, RomTelecom outsourced its switching and power supply field maintenance activities to a traditional technology provider; as a result, the company’s headcount was reduced during the course of Q1’10.

3. MOBILE OPERATIONS

SUMMARY FINANCIAL DATA

Revenues (€ mn)	Q1’10	Q1’09	% Change
Greece	464.7	456.7	1.8%
Albania	28.6	40.4	-29.2%
Bulgaria	104.0	108.6	-4.2%
Romania	114.8	101.3	13.3%
FYROM	-	14.3	-
Intragroup eliminations	(6.9)	(4.9)	39.8%
Total	705.2	716.4	-1.6%
EBITDA
Greece	174.2	161.9	7.6%
Albania	12.7	25.1	-49.4%
Bulgaria	41.4	40.3	2.7%
Romania	6.6	15.1	-56.3%
FYROM	-	1.9	-
Intragroup eliminations	3.9	(4.1)	-195.1%
Total EBITDA	238.8	240.2	-0.6%
Pro forma* EBITDA	241.4	240.2	0.5%
EBITDA Margin %
Greece	37.5%	35.5%	+2.0pp
Albania	44.6%	62.1%	-17.5pp
Bulgaria	39.8%	37.1%	+2.7pp
Romania	5.7%	14.9%	-9.2pp
FYROM	-	13.3%	-
Total EBITDA Margin	33.9%	33.5%	+0.4pp
Pro forma EBITDA Margin*	34.2%	33.5%	+0.7pp

*Excluding impact of Voluntary Exit Scheme at Mobile Operations in Romania (Zapp)

In Q1’10, the mobile operations of the OTE Group provided telecommunications services to approximately 21.8 million customers, a 9.5% increase compared to Q1’09.

MOBILE OPERATIONS, GREECE

As of the end of Q1’10, Cosmote’s total customer base in Greece amounted to 8.8 million users, an increase of 4.8% compared to March 31, 2009, with most of the year-on-year increase coming from prepaid customers.  During the quarter, however, the number of prepaid customers declined, reflecting the mandatory card registration process started in the middle of Q4’09.

It is estimated that in Q1’10 the decline in the Greek market’s total mobile service revenues continued along similar trends as in the prior year, reflecting interconnection cuts, aggressive tariff cuts and weakening customer spending. Against this, Cosmote was able to contain the decline in its service revenues in the quarter to 2.1%.

Most of the decline in Cosmote’s service revenues resulted from a nearly 24% drop in incoming revenues, due to the termination rate cut and a shift to more on-net traffic.  Conversely, outgoing service revenues were up by more than 2.3%. Sales of handsets more than offset the drop in service revenues. The Q1’10 performance does not fully reflect the latest round of price competition in the prepaid segment, which begun in February, nor the impact of the recent deterioration of the macroeconomic environment.

Cosmote is the Greek market leader in mobile broadband subscribers, with broadband service revenues up 66% compared to the same period last year.

Blended AMOU in Q1’10 increased by nearly 16% to 231 minutes, continuing the trend of prior quarters, mostly driven by prepaid AMOU, up by over 29% as a result of attractive on-net offers.

Blended ARPU for the quarter, at €16, was down 12.6% from Q1’09, mainly reflecting lower ARPU in the prepaid segment. Postpaid ARPU also declined, mainly due to lower incoming rates and the pick up in broadband offerings, with generally lower ARPU.

In Q1’10, the Greek mobile operations of Cosmote achieved an 7.6% increase in EBITDA compared to Q1’09, yielding a margin of 37.5%, substantially higher than in the same quarter last year, reflecting cost-containment initiatives, notably in the areas of distribution and marketing, as well as lower interconnection expenses.

MOBILE OPERATIONS, ALBANIA

In Q1’10, AMC added 99K net new subscribers, bringing its total customer base at the end of the period to over 2.0 million, an increase of nearly 43% compared to Q1’09.

AMC’s revenues and EBITDA margin in the quarter were negatively impacted by currency devaluation, regulation affecting wholesale and retail tariffs, lower international incoming traffic and intense competition.

MOBILE OPERATIONS, BULGARIA

In Bulgaria, Globul’s postpaid customer base increased by nearly 4% from Q1’09 to a total of 2.1 million, or 56% of its total customer base. By contrast, the number of prepaid customers dropped by nearly 13% over the same period, reflecting both mandatory prepaid registration and Globul’s strategic focus on postpaid subscribers. Globul’s total customer base at the end of Q1’10 was approximately 3.8 million.

Service revenues declined by more than 2% in Q1’10, mainly due to macroeconomic factors, intense competition in the business postpaid segment, and lower interconnection rates.

In Bulgaria strict cost-management efforts yield to substantial savings in a number of areas, including selling & distribution (-45%), and billing & collection (-13%).

MOBILE OPERATIONS, ROMANIA

As of the end of Q1’10, Cosmote’s total customer base in Romania reached 7.2 million, of which 21% was postpaid. The increase in the postpaid customer base, especially in the business segment, generated significant revenue growth. The number of prepaid customers also rose despite fierce competition in this segment. In the quarter, service revenues were up nearly 8%, with outgoing service revenues alone posting an increase of 11%. Excluding Zapp, the drop in EBITDA for the quarter would be 27%, primarily reflecting higher network expenses as well as selling & distribution costs; in addition, the sharp drop in international incoming interconnection rates directly affected profitability.

With a market share now in excess of 23% and the ability to offer 3G services following the acquisition of Zapp, Cosmote Romania focuses on expanding its presence in the broadband and corporate markets. The integration of Zapp is proceeding smoothly, with significant revenue and cost synergies already achieved in the quarter.

4. SUBSEQUENT EVENT

OTE announces intention to delist from the NYSE

On May 12, 2010, OTE announced its intention to delist its American Depositary Receipts ("ADRs") from the New York Stock Exchange ("NYSE") and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 ("the Exchange Act"). This decision is aimed at cutting administrative costs, reducing complexity in financial reporting, and concentrating trading of its shares on the market providing the highest liquidity, the Athens Stock Exchange. OTE remains committed to serve its investor base in the US, to comply with the highest standards of corporate governance, and to provide comprehensive and transparent English-language financial reporting.

5. OUTLOOK

In view of the expected negative impact of the Greek rescue plan on consumer spending, intense competition in telecommunications services and tense economic conditions across all markets where the Group operates, OTE does not expect the revenue drop in all its activities for the balance of 2010 to remain at the level of the first quarter. Under these circumstances, Group profitability, as measured by pro forma EBITDA as a percentage of revenues, could also be impacted. Management intends to actively pursue initiatives aimed at minimization of revenue erosion, cost reduction and cash preservation.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 32,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Christina Hadjigeorgiou - Financial Analyst, Investor Relations

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Dimitris Tsatsanis - Financial Analyst, Investor Relations

Tel: +30 210 611 6071, Email: dtsatsanis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2008 filed with the SEC on June 30, 2009. OTE assumes no obligation to update information in this release.

Exhibits to follow:

I.

Consolidated Balance Sheets as of March 31, 2010 and December 2009 (Under IFRS)

II.

Condensed Consolidated Income Statements for the three months ended March 31, 2010 and 2009 (Under IFRS)

III.

Condensed Consolidated Statement of Cash Flows for the first quarter ended March 31, 2010 and 2009 (Under IFRS)

IV.

Group Revenues for the three months ended March 31, 2010 and 2009 (Under IFRS)

V.

Segment Reporting based on the Company’s legal structure

VI.

Mobile Operations

VII.

Operational Highlights

VIII.

EBITDA calculation

IX.

Change in accounting policy

EXHIBIT I – CONSOLIDATED BALANCE SHEET

(€ mn)	31 Mar 2010	31 Dec 2009
ASSETS
Non - current assets:
Property, plant and equipment	5,613.1	5,625.1
Goodwill	553.4	551.8
Telecommunication licenses	359.9	362.2
Other intangible assets	504.7	520.6
Investments	157.0	157.0
Loans and advances to pension funds	144.3	154.5
Deferred tax assets	283.0	278.7
Other non-current assets	127.7	127.3
Total non - current assets	7,743.1	7,777.2

Current assets:
Inventories	219.3	229.1
Trade receivables	1,114.8	1,153.0
Other financial assets	42.4	35.4
Other current assets	268.6	255.6
Cash and cash equivalents	878.5	868.8
Total current assets	2,523.6	2,541.9

TOTAL ASSETS	10,266.7	10,319.1

(€ mn)	31 Mar 2010	31 Dec 2009*
EQUITY AND LIABILITIES

Equity attributable to owners of the Company:
Share capital	1,171.5	1,171.5
Share premium	506.4	505.1
Statutory reserve	344.1	344.1
Foreign exchange and other reserves	(112.0)	(162.0)
Changes in non-controlling interests	(3,321.5)	(3,321.5)
Retained earnings	2,655.0	2,589.2

Non-controlling interests	781.5	757.7

Total equity	2,025.0	1,884.1

Non – current liabilities:
Long-term borrowings	3,893.4	5,385.7
Provision for staff retirement indemnities	329.3	316.8
Provisions for voluntary leave scheme	70.5	109.9
Provision for Youth Account	362.4	361.9
Deferred tax liabilities	114.5	113.7
Other non – current liabilities	68.9	68.7
Total non – current liabilities	4,839.0	6,356.7

Current liabilities:
Trade accounts payable	762.2	813.2
Short-term borrowings	3.3	3.3
Short-term portion of long-term borrowings	1,530.7	32.9
Income tax payable	73.4	133.2
Deferred revenue	247.8	256.6
Provisions for voluntary leave scheme	166.6	149.0
Dividends payable	3.0	4.2
Other current liabilities	615.7	685.9
Total current liabilities	3,402.7	2,078.3

TOTAL EQUITY AND LIABILITIES	10,266.7	10,319.1

* Reclassified (See Exhibit IX)

Movement in OTE Group Shareholders’ equity

31 Mar 2010

Shareholders' equity, January 1	1,884.1
Profit for the period	65.7
Dividends declared	-
Net change of interest in subsidiaries	-
Other movements	75.2

Shareholders' equity, Mar 31	2,025.0

EXHIBIT II – CONSOLIDATED INCOME STATEMENT

(€ mn)	Q1’10	Q1’09*	% Change

Total Revenues	1,409.3	1,454.5	-3.1%

Operating Expenses:
Payroll and employee benefits	(294.1)	(293.4)	+0.2%
Provision for staff retirement indemnities and youth account	(12.7)	(11.2)	+13.4%
Cost of early retirement programs	(37.2)	187.6	-
Charges from international operators	(42.9)	(42.9)	+0.0%
Charges from domestic telephony operators	(105.0)	(126.6)	-17.1%
Depreciation and amortization	(276.9)	(277.8)	-0.3%
Cost of telecommunications equipment	(113.4)	(101.7)	+11.5%
Other operating expenses	(325.3)	(335.2)	-3.0%
Total Operating Expenses	(1,207.5)	(1,001.2)	+20.6%

Operating income before financial results	201.8	453.3	-55.5%

Financial results:
Interest income	9.4	25.9	-63.7%
Interest expense	(73.0)	(111.1)	-34.3%
FX gain/(loss), net	3.0	3.4	-11.8%
	(60.6)	(81.8)	-25.9%

Profit before income taxes	141.2	371.5	-62.0%

Income taxes	(75.5)	(99.1)	-23.8%

Profit/Loss for the period	65.7	272.4	-75.9%

Attributable to:
Owners of the parent	65.8	268.5	-75.5%
Non-controlling interests	(0.1)	3.9	-
	65.7	272.4	-75.9%

                         * Reclassified (See Exhibit IX)

EXHIBIT III – CONSOLIDATED STATEMENT OF CASH FLOWS

(€ mn)	Q1’10	Q1’09*
Cash Flows from Operating Activities:
Profit before taxes	141.2	371.5
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	276.9	277.8
Share-based payment	1.3	0.6
Cost of early retirement program	37.2	(187.6)
Provision for staff retirement indemnities and youth account	12.7	11.2
Provisions for doubtful accounts	32.4	26.8
Foreign exchange differences, net	(3.0)	(3.4)
Interest income	(9.4)	(25.9)
Release of EDEKT fund prepayment	8.8	8.8
Interest expense	73.0	111.1

Working capital adjustments
Decrease/(increase) in inventories	9.8	(2.8)
Decrease/(increase) in accounts receivable	(6.5)	(40.3)
(Decrease)/increase in liabilities (excl. bank liabilities)	(79.4)	(70.7)
Minus:
Payment of early retirement programs	(31.7)	(14.1)
Payment of staff retirement indemnities and youth account, net of employees' contributions	(18.6)	(17.0)
Interest and related expenses paid	(118.5)	(130.3)
Income taxes paid	(123.3)	(4.9)
Net Cash provided by Operating Activities	202.9	310.8

Cash Flows from Investing Activities:
Purchase of financial assets	(10.5)	(181.2)
Sale/maturity of financial assets	2.0	113.5
Repayments of loans receivables	2.4	2.4
Purchase of property, plant and equipment and intangible assets	(191.3)	(221.4)
Interest received	5.7	19.3
Net Cash used in Investing Activities	(191.7)	(267.4)

Cash Flows from Financing Activities:
Proceeds from loans granted and issued	-	8.3
Repayment of loans	(0.3)	(12.1)
Dividends paid to Company's owners	(1.2)	(0.2)
Dividends paid to non-controlling interests	-	(1.2)
Net Cash provided used in Financing Activities	(1.5)	(5.2)

Net Increase in Cash and Cash Equivalents	9.7	38.2
Cash and Cash equivalents at beginning of period	868.8	1,429.7
Net foreign exchange differences	-	(5.2)
Cash and Cash equivalents classified as held for sale	-	(2.2)
Cash and Cash Equivalents at end of period	878.5	1,460.5

                         * Adjusted (See Appendix IX)

EXHIBIT IV – GROUP REVENUES

(€ mn)	Q1’10	Q1’09	%Change
Domestic Telephony:
Basic monthly rentals	198.8	216.8	-8.3%
Local and long distance calls
-Fixed to fixed	106.6	116.0	-8.1%
-Fixed to mobile	45.7	62.7	-27.1%
	152.3	178.7	-14.8%
Other	18.4	14.6	+26.0%
Total Domestic Telephony	369.5	410.1	-9.9%

International Telephony:
International traffic	17.1	20.6	-17.0%
Payments from mobile operators	9.9	12.0	-17.5%
	27.0	32.6	-17.2%
Payments from International operators	26.0	24.0	+8.3%
Total International Telephony	53.0	56.6	-6.4%

Mobile Telephony	560.5	579.0	-3.2%

Other Revenues:
Prepaid cards	7.3	9.3	-21.5%
Leased lines and data communications	74.2	82.2	-9.7%
ISDN, connection & monthly charges	33.8	36.4	-7.1%
Sales of telecommunication equipment	103.5	95.0	+8.9%
Internet services-ADSL	77.1	73.3	+5.2%
Metroethernet & IP CORE	10.6	6.8	+55.9%
Services rendered	30.4	20.7	+46.9%
Collocation & LLU's	40.4	33.8	+19.5%
Interconnection charges	20.6	25.4	-18.9%
Miscellaneous	28.4	25.9	+9.7%
Total Other Revenues	426.3	408.8	+4.3%

Total Revenues	1,409.3	1,454.5	-3.1%

EXHIBIT V – SEGMENT REPORTING (Q1 2010)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	272.0		90.0	4.4	366.4
International Telephony	37.3		23.1	0.7	61.1
Mobile Telephony	-	599.0	-	-	599.0
Other	251.3	106.2	81.7	99.5	538.7
Total Revenues	560.6	705.2	194.8	104.6	1,565.2	(155.9)	1,409.3

Intersegment Revenues	(46.7)	(40.4)	(4.6)	(64.2)	(155.9)

Revenue from External Customers	513.9	664.8	190.2	40.4	1,409.3		1,409.3

Operating Expenses:
Payroll and employee benefits	(189.5)	(64.8)	(38.7)	(16.2)	(309.2)	2.4	(306.8)
Voluntary retirement costs	(31.5)	(2.6)	(3.1)		(37.2)		(37.2)
Payments to international operators	(26.0)	(7.9)	(12.3)	(27.5)	(73.7)	30.8	(42.9)
Payments to domestic telephony operators	(45.4)	(74.3)	(13.2)	-	(132.9)	27.9	(105.0)
Depreciation and amortization	(95.9)	(125.1)	(46.0)	(9.9)	(276.9)	-	(276.9)
Cost of equipment & prepaid cards	(15.2)	(105.1)	(6.0)	(0.3)	(126.6)	13.2	(113.4)
Other operating expenses	(99.3)	(211.7)	(62.2)	(33.1)	(406.3)	81.0	(325.3)
Total Operating Expenses	(502.8)	(591.5)	(181.5)	(87.0)	(1,362.8)	155.3	(1,207.5)

Operating Income (EBIT)	57.8	113.7	13.3	17.6	202.4	(0.6)	201.8

Pro forma* EBITDA	185.2	241.4	62.4	27.5	516.5	(0.6)	515.9
as % of Revenues	33.0%	34.2%	32.0%	26.3%	33.0%	0.4%	36.6%

*Excluding impact of Voluntary Retirement Programs

EXHIBIT V – SEGMENT REPORTING (Q1 2009**)

(€ mn)	OTE	Cosmote	RomTelecom	All Other	Total	Adjustments & Eliminations	Consolidated
Revenues:
Domestic Telephony	309.5		100.0	4.5	414.0
International Telephony	39.7		22.4	0.9	63.0
Mobile Telephony	0.0	627.8	-	-	627.8
Other	255.8	88.6	79.0	91.0	514.4
Total Revenues	605.0	716.4	201.4	96.4	1,619.2	(164.7)	1,454.5

Intersegment Revenues	(53.5)	(44.3)	(4.1)	(62.8)	(164.7)

Revenue from External Customers	551.5	672.1	197.3	33.6	1,454.5		1,454.5

Operating Expenses:
Payroll and employee benefits	(189.2)	(64.4)	(36.8)	(15.3)	(305.7)	1.1	(304.6)
Voluntary retirement costs	190.9	-	(3.3)	-	187.6		187.6
Payments to international operators	(27.1)	(8.1)	(10.4)	(26.1)	(71.7)	28.8	(42.9)
Payments to domestic telephony operators	(54.3)	(94.0)	(18.2)	(0.1)	(166.6)	40.0	(126.6)
Depreciation and amortization	(109.6)	(106.3)	(51.1)	(11.2)	(278.2)	0.4	(277.8)
Cost of equipment & prepaid cards	(20.2)	(83.6)	(9.2)	(0.2)	(113.2)	11.5	(101.7)
Other operating expenses	(114.4)	(226.1)	(49.2)	(29.2)	(418.9)	83.7	(335.2)
Total Operating Expenses	(323.9)	(582.5)	(178.2)	(82.1)	(1,166.7)	165.5	(1,001.2)

Operating Income (EBIT)	281.1	133.9	23.2	14.3	452.5	0.8	453.3

Pro forma* EBITDA	199.8	240.2	77.6	25.5	543.1	0.4	543.5
as % of Revenues	33.0%	33.5%	38.5%	26.5%	33.5%	-0.2%	37.4%

* Excluding impact of Voluntary Retirement Programs

** Reclassified (See Exhibit IX)

EXHIBIT VI– MOBILE OPERATIONS

(€ mn)	Q1’10	Q1’09	% Change
Revenues:
Monthly service fees	214.6	198.6	8.0%
Airtime revenues	219.2	238.9	-8.3%
Interconnection revenues	103.2	130.5	-20.9%
Roaming revenues	5.4	6.1	-10.9%
SMS revenues and other services	56.5	53.6	5.5%
Sales of handsets and accessories	98.3	82.5	19.2%
Commission revenues	1.4	0.6	152.0%
Οther operating revenues	6.5	5.5	17.4%
Total Revenues	705.2	716.4	-1.6%
Revenues from telecommunication services	599.0	627.8	-4.6%

Operating Expenses:
Interconnection	-82.2	-102.2	-19.5%
Cost of goods	-100.8	-81.3	23.9%
Payroll	-67.4	-64.4	4.7%
Network operating costs	-56.7	-53.3	6.5%
Distribution & sales	-73.9	-93.9	-21.3%
Marketing & Customer care	-45.9	-47.3	-3.0%
General & administrative	-26.3	-25.5	3.0%
Provision for doubtful accounts	-13.2	-8.4	57.8%
Depreciation	-125.1	-106.3	17.8%
Total Operating Expenses	(591.5)	(582.5)	1.6%

Operating Income (EBIT)	113.7	133.9	-15.1%

EBITDA	238.8	240.2	-0.6%
as % of Revenues	33.9%	33.5%	+0.4pp
Pro forma* EBITDA	241.4	240.2	0.5%
as % of Revenues	34.2%	33.5%	+0.7pp

*Excluding impact of Voluntary Retirement Programs

EXHIBIT VII –OPERATIONAL HIGHLIGHTS

	Mar 31, 2010	Mar 31, 2009	% Change
Fixed Line Operations, Greece
PSTN lines	3,688,359	4,027,567	-8.4%
ISDN, 64kb equiv. lines	1,182,804	1,254,110	-5.7%
Total lines (channels)	4,871,163	5,281,677	-7.8%
Of which Wholesale line rental	51,067	-	-
ADSL subscribers	1,148,952	1,028,360	11.7%
Unbundled local loops	1,140,501	770,506	48.0%
Employees	11,308	12,086	-6.4%
Fixed Line Operations, Romania
Fixed Telephony Lines	2,700,587	2,933,099	-7.9%
ADSL subscribers	830,623	701,173	18.5%
Satellite TV subscribers	893,757	724,545	23.4%
Employees	9,683	10,402	-6.9%
Mobile Operations
Mobile subscribers, Greece	8,813,371	8,411,609	4.8%
Mobile subscribers, Albania	2,007,574	1,405,447	42.8%
Mobile subscribers, Bulgaria	3,845,042	4,012,232	-4.2%
Mobile subscribers, Romania*	7,154,866	6,106,278	17.2%
Employees**	9,257	8,894	4.1%

              *Romania figures include the impact of Zapp’s acquisition

              **Mobile Operations Employees do not include Cosmofon figures

EXHIBIT VIII –EBITDA AND PRO-FORMA EBITDA CALCULATION

EBITDA and pro forma EBITDA, as defined by OTE, are financial measures that help OTE to evaluate its core business operating results, before investing and financing activities, and before the effect of depreciation and amortization and to compare the performance of OTE and its subsidiaries with that of its peer group, which mainly consists of other European incumbent telecommunications operators. The following table provides a reconciliation of profit/loss for the year attributable to shareholders of the parent to EBITDA and pro forma EBITDA. Please note that according to the OTE structure of accounts, EBITDA and pro forma EBITDA as defined above are equivalent to items previously reported by OTE as OIBDA and pro forma OIBDA.

(€ mn)	Q1’10	Q1’09	% Change
Profit/loss for the year attributable to shareholders of the parent	65.8	268.5	-75.5%
Plus:
Depreciation and amortization	276.9	277.8	-0.3%
Total loss from financial activities (a)	60.6	81.8	-25.9%
Income taxes	75.5	99.1	-23.8%
Minority interest	(0.1)	3.9	-102.6%
EBITDA	478.7	731.1	-34.5%
Adjustments:
Cost of early retirement programs	37.2	(187.6)	-119.8%
Pro forma EBITDA	515.9	543.5	-5.1%
(a) Total loss from financial activities includes interest expense, interest income, foreign exchange differences, write down of investments, gains/(loss) from sale of investments and dividend income.

EXHIBIT IX –CHANGE IN ACCOUNTING POLICY

Effective January 1, 2010, OTE changed its accounting policy concerning provisions for pensions and other employee benefits and adopted the third option available under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly in equity. This step is a voluntary change in accounting policies (IAS 8.14). OTE believes that fully recognizing actuarial gains and losses when they occur, results in a better presentation of the financial position, since hidden reserves and liabilities are realized and the financial statements thus provide more relevant information. The corresponding prior-year comparatives have been adjusted accordingly.

In addition, interest cost arising from the benefit plans will be classified in finance costs rather than in “provision for staff retirement indemnities and youth account”, as inclusion in finance costs better reflects the nature of that component of pension cost.

The impact of the change in accounting policies on profit after income taxes, shareholders equity, and provisions for pensions in prior years is detailed in Q1’10 OTE IFRS Report, in Note 16.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: May 12, 2010

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer